SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 2, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

       Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.	BRASIL TELECOM S.A.
Publicly Held Company	Publicly Held Company
Corporate Taxpayer Registration	Corporate Taxpayer Registration
02.570.688/0001-70	76.535.764/0001-43
Board of Trade 53 3 0000581 8	Board of Trade 53 3 0000622 9

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A. (hereinafter jointly referred to as “Brasil Telecom Group”), in compliance with article 157 of Law 6,404/76 and Instruction 358/02 from the CVM - Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission), announce that a letter was received via fax, dated May 2, 2006, signed by TIM International N.V. (“TIMINT”) and TIM Brasil Serviços e Participações S.A. (“TIMB”).

According to this letter, Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A. (hereinafter jointly referred to as “Companies”), were informed about the termination of the “Merger Agreement” entered into on April 28, 2005 among the Companies, TIMINT and TIMB. On the same letter, TIMINT and TIMB reserve their alleged rights under sections 10.3 and 11.1 of the “Merger Agreement”.

The “Merger Agreement” is part of an arbitration process implemented by the Companies against TIMINT and TIMB, according to Material Fact disclosed on March 16, 2006.

The Brasil Telecom Group reassures its commitment to keep its high standards of transparency and corporate governance, as well as to continue to value its investors, clients, employees and partners.

Brasília, May 2, 2006.

     Charles Laganá Putz
 Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer